UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

JPMORGAN PUBLIC AND PRIVATE CREDIT FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

390 Madison Avenue

New York, New York 10017

Telephone Number (including area code):

1-800-480-4111

Name and address of agent for service of process:

Glenn Hill

390 Madison Avenue

New York, New York 10017

Copies to:

William J. Bielefeld, Esq.

David P. Bartels, Esq.

Alexander C. Karampatsos, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York, in the State of New York on the 25th day of March, 2026.

JPMORGAN PUBLIC AND PRIVATE CREDIT FUND

By:	/s/ Glenn Hill
Glenn Hill Sole Initial Trustee